Free Writing Prospectus

Filed pursuant to Rule 433

October 30, 2023

Registration Statement No. 333-266315

FINAL TERM SHEET

Dated October 30, 2023

Quest Diagnostics Incorporated

$750,000,000 6.400% Senior Notes due 2033

Issuer:	Quest Diagnostics Incorporated
Trade Date:	October 30, 2023
Original Issue Date (Settlement):	November 1, 2023 (T+2)
Interest Accrual Date:	November 1, 2023
Ratings:*	Moody’s: Baa2; S&P: BBB+; Fitch: BBB
Principal Amount:	$750,000,000
Maturity Date:	November 30, 2033
Issue Price (Price to Public):	99.947%
Yield:	6.406%
Interest Rate:	6.400% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each May 30 and November 30, commencing May 30, 2024
Treasury Benchmark:	3.875% due August 15, 2033
Spread to Benchmark:	T+153 bps
Benchmark Yield:	4.876%
Optional Redemption:

Prior to August 30, 2033 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•    (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 25 basis points less (b) accrued and unpaid interest thereon to the redemption date; and

•    100% of principal amount of the Notes to be redeemed

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP:	74834L BD1
ISIN:	US74834LBD10
Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Co-Managers:

Credit Agricole Securities (USA) Inc.

MUFG Securities America Inc.

PNC Capital Markets LLC

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

BofA Securities, Inc.

BNY Mellon Capital Markets, LLC

Conflicts of Interest:	The Issuer expects to use the net proceeds from this offering for general corporate purposes, which may include the redemption or repayment of indebtedness. The indebtedness the Issuer may redeem or repay with the net proceeds of this offering includes its $300 million aggregate principal amount of 4.25% Senior Notes due 2024 (the “4.25% Senior Notes”) and any outstanding borrowings under its senior unsecured revolving credit facility and its secured receivables credit facility. Certain of the underwriters (or their affiliates) may hold the 4.25% Senior Notes and would receive a portion of the proceeds from this offering if such notes were to be redeemed or repaid. In addition, certain of the underwriters (or their affiliates) may be lenders under the Issuer’s senior unsecured revolving credit facility or the Issuer’s secured receivables credit facility and would receive a portion of the proceeds from this offering if outstanding borrowings under the Issuer’s credit facilities were to be repaid. If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds of this offering by reason of the redemption or repayment, such underwriters would be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Accordingly, this offering will be conducted in accordance with Rule 5121. No underwriter with a “conflict of interest” under Rule 5121 will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

Capitalized terms used but not defined herein have the meanings given to them in the preliminary prospectus supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526; Mizuho Securities USA LLC toll free at 1-866-271-7403; or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.